UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 6, 2023

Commission File Number 001-35203

THERATECHNOLOGIES INC.

(Translation of registrant’s name into English)

2015 Peel Street, Suite 1100

Montréal, Québec, Canada

H3A 1T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INCORPORATION BY REFERENCE

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-261289).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Placement of Common Shares and Exchangeable Subscription Receipts

As previously disclosed in a report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on October 31, 2023, on October 31, 2023 (the “Closing Date”), Theratechnologies Inc. (the “Corporation”), whose common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the NASDAQ Stock Market, completed its public offering (the “Public Offering”) of an aggregate of 12,500,000 Common Shares at a price of US$1.00 per Common Share (the “Offering Price”), for aggregate gross proceeds of US$12,500,000, pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”), dated October 25, 2023, between the Corporation, on the one hand, and Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation, on the other hand, acting as representatives of a syndicate of underwriters (collectively, the “Underwriters”). A copy of the Underwriting Agreement can be found attached as an exhibit to the report on Form 6-K filed by the Corporation with the SEC on October 27, 2023.

Alongside the closing of the Public Offering, the Corporation completed a concurrent private placement (the “Concurrent Private Placement”) with a sole subscriber, Investissement Québec (“IQ”), pursuant to the terms and conditions of the subscription agreement (the “Subscription Agreement”), dated October 25, 2023, between the Corporation and IQ, by which the Corporation issued and sold to IQ an aggregate of 9,118,184 Common Shares and 3,381,816 fully-funded, non-voting subscription receipts, exchangeable into Common Shares on a one-for-one basis (the “Exchangeable Subscription Receipts”), each at the Offering Price per security. The Concurrent Private Placement raised aggregate proceeds of US$12,500,000, less a capital commitment fee of 1.5% payable to IQ and IQ’s legal fees.

The Subscription Agreement, executed in the French language, contains customary representations, warranties and covenants by the Corporation, including all representations and warranties provided to the Underwriters pursuant to the Underwriting Agreement, and customary conditions to closing, indemnification obligations of the Corporation, other obligations of the parties and termination provisions.

The Exchangeable Subscription Receipts were issued pursuant to and are governed by the terms and conditions of the exchangeable receipt agreement (the “Exchangeable Receipt Agreement”), dated October 31, 2023, between the Corporation and IQ, executed in the French language. The component of the Concurrent Private Placement in the form of Exchangeable Subscription Receipts is designed to ensure that, following completion of the Public Offering and the Concurrent Private Placement, IQ shall not have beneficial ownership or control over more than 19.9% of the issued and outstanding Common Shares and therefore shall not be a “control person” within applicable Canadian securities laws (the “Exchange Condition”). Pursuant to the Exchangeable Receipt Agreement, the Exchange Condition is subject to a number of exceptions, including (i) in the context of a take-over bid, arrangement, merger or similar transaction for the purpose of allowing the holder to participate to such transaction equally and rateably with the shareholders of the Corporation, (ii) in the context of a concurrent sale of Common Shares issued upon the exchange of the Exchangeable Subscription Receipts, or (iii) with the prior approval of the shareholders of the Corporation or TSX. The Exchangeable Subscription Receipts entitle their holder to receive a payment equivalent to any dividend declared on the Common Shares and participate in any rights offering that the Corporation may undertake. In addition, to the extent that the Corporation undertakes certain transactions affecting its Common Shares, such as a stock split, a reverse stock split, a share reclassification or the payment of dividend in shares, requisite adjustments will be made to the

Exchangeable Subscription Receipts so that the holder may receive upon exchange thereof the same number of Common Shares that it would have been entitled to receive under the transaction if the Exchangeable Subscription Receipts had been exchanged into Common Shares immediately prior to such transaction.

In connection with the Concurrent Private Placement, the Corporation entered into an investor rights agreement (the “Investor Rights Agreement”), dated October 31, 2023, with IQ. Pursuant to the Investor Rights Agreement, for as long as IQ beneficially owns at least 50% of the Common Shares purchased pursuant to the Concurrent Private Placement, IQ will have the right to propose one director to the board of directors of the Corporation. An unofficial English translation of the Investor Rights Agreement (which was entered into in French) is attached hereto as Exhibit 99.1.

The foregoing is only a summary of the terms of the Subscription Agreement and the Exchangeable Receipt Agreement and does not purport to be complete.

EXHIBIT INDEX

Exhibit	Description

99.1	Investor Rights Agreement, dated October 31, 2023, by and between Theratechnologies Inc. and Investissement Québec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THERATECHNOLOGIES INC.

By:	/s/ Jocelyn Lafond
Name:	Jocelyn Lafond
Title:	General Counsel

Date: November 6, 2023